EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement and related Prospectus on Form S-1 of our report dated March 30, 2015 on the balance sheets of Coates International, Ltd. as of December 31, 2014 and 2013, and the related statements of operations, stockholders’ deficiency, and cash flows for each of the years in the two-year period ended December 31, 2014.  Our report dated March 30, 2015 includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ Cowan, Gunteski & Co., P.A.

Tinton Falls, NJ
July 30, 2015